Consolidated Financial Statements
JED Oil Inc. and Subsidiaries
March 31, 2008
(Unaudited)
(In United States Dollars)

JED Oil Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(Unaudited)
(see Going Concern Uncertainty — note 1)

	March 31	December 31
As at	2008	2007

	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	1,560,739	1,139,592
Accounts receivable	10,873,450	9,502,153
Prepaid expenses	2,727,598	2,672,607
Due from JMG Exploration, Inc. [note 12]	85,230	68,202

	15,161,787	13,382,554

Deferred financing costs [note 5]	279,769	118,664

Property, plant and equipment [note 6]

Petroleum and natural gas properties, on the basis of full cost accounting:
Proved properties	84,247,213	66,226,568
Unproved properties under development, not being depleted	13,278,360	20,099,575
Land, building and other assets	1,415,374	1,463,418

	98,940,947	87,789,561
Less: accumulated depletion and depreciation	(23,930,832)	(21,674,886)

	75,010,115	66,114,675

Total assets	90,536,901	79,615,893

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable	26,695,962	12,622,183
Preferred share dividends payable [note 9]	718,999	718,999
Accrued capital liabilities	3,074,517	8,125,828
Accrued other liabilities	1,287,746	687,965
Convertible notes payable (face value of $40,240,000) [note 7]	40,234,667	40,224,000

	72,011,891	62,378,975

Asset retirement obligations [note 8]	4,415,298	4,793,177

	76,427,189	67,172,152

Convertible redeemable preferred shares [note 9]	28,535,395	28,504,767

Stockholders’ deficiency
Share capital [note 10]
Common stock;- no par value; unlimited authorized; 26,655,392 and 23,852,292 shares issued and outstanding at March 31, 2008 and December 31, 2007, respectively	57,379,559	53,875,095
Additional paid-in capital	3,105,610	2,867,712
Share purchase warrants	948,679	948,679

	61,435,194	57,691,486

Accumulated deficit	(76,229,181)	(73,353,000)
Accumulated other comprehensive income (loss)	368,303	(399,512)

	(14,425,683)	(16,061,026)

Total liabilities and deficiency	90,536,901	79,615,893

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
(In United States Dollars unless otherwise stated)
(Unaudited)

	Shares	Amount

		$
Common stock, issued and outstanding

Balance, December 31, 2007	23,852,292	53,875,095
Shares issued upon conversion of preferred share dividends	3,100	4,464
Shares issued upon land acquisition [note 7]	2,800,000	3,500,000

Balance, March 31, 2008	26,655,392	57,379,559

Additional paid-in capital

Balance, December 31, 2007		2,867,712
Stock-based compensation on issued stock options		239,244

Balance, March 31, 2008		3,106,956

Share purchase warrants

Balance, March 31, 2008 and December 31, 2007		948,679

Accumulated deficit

Balance, December 31, 2007		(73,353,000)
Net loss applicable to common shareholders		(2,876,180)

Balance, March 31, 2008		(76,229,180)

Accumulated other comprehensive loss

Balance, December 31, 2007		(399,512)
Foreign exchange translation adjustment		767,815

Balance, March 31, 2008		368,303

Total stockholder’s deficiency		(14,425,683)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars unless otherwise stated)
(Unaudited)

For the three months ended March 31	2008	2007

	$	$

Revenue
Petroleum and natural gas	9,703,441	3,324,668
Royalties	(2,486,660)	(547,446)

	7,216,781	2,777,222

Expenses
Production	3,019,074	387,280
General and administrative	1,434,637	1,184,448
Amortization of deferred financing costs	306,123	385,924
Foreign exchange loss	1,768,674	20,241
Depletion, depreciation and accretion [note 6]	2,577,395	1,233,974
Interest on convertible note payable and revolving loan	1,353,328	1,157,029
Loss on settlement of drilling contact [note 4]	—	1,931,327

	10,459,231	6,300,223

Loss from operations	(3,242,450)	(3,523,001)

Other income
Interest and other income	7,456	66,954
Gain on sale of assets [note 6]	2,307,194	—

Net loss	(927,800)	(3,456,047)

Foreign exchange loss (gain) on preferred shares	1,198,751	(233,109)
Less: Preferred dividends to preferred shareholders	719,001	620,679
Amortization of preferred share issue costs	30,628	173,406

Net loss applicable to common stockholders	(2,876,180)	(4,017,023)

Net loss per common share [note 10(c)]
— basic	(0.12)	(0.27)
— diluted	(0.12)	(0.27)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In United States Dollars unless otherwise stated)
(Unaudited)

For the three months ended March 31	2008	2007

	$	$

Net loss	(927,800)	(3,456,047)

Other comprehensive income (loss)
Foreign exchange translation adjustment	767,815	(239,123)

Comprehensive loss	(159,985)	(3,695,170)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars unless otherwise stated)
(Unaudited)

For the three months ended March 31	2008	2007

	$	$

OPERATIONS
Net loss	(927,800)	(3,456,047)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Foreign exchange loss	1,768,674	20,241
Stock-based compensation	179,433	131,297
Amortization of deferred financing costs	306,123	385,924
Depletion, depreciation and accretion	2,577,395	1,233,974
Gain on sale of assets	(2,307,194)	—
Loss on settlement of drilling contract	—	1,931,327
Accretion of debt discount on convertible note payable	10,667	45,314
Abandonment of petroleum and natural gas properties	(143,986)	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,399,990)	845,099
(Increase) decrease in prepaid expenses	(167,355)	(191,399)
Increase in due from JMG Exploration, Inc.	(45,206)	—
Increase (decrease) in accounts payable and accrued liabilities	3,472,153	(128,578)

Cash provided by operations	3,322,914	817,152

FINANCING
Increase in revolving loan	—	2,017,105
Preferred share dividends paid	(714,537)	(626,717)
Deferred financing costs incurred	(76,623)	—

Cash (used in) provided by financing activities	(791,160)	1,390,388

INVESTING
Increase in accounts receivable	(360,178)	—
Increase in accounts payable	12,852,213	—
Increase in due from JMG Exploration, Inc.	—	(12,551)
Purchase of property and equipment, net	(12,089,031)	(3,206,001)
Proceeds from sale of property and equipment	3,619,016	—
(Decrease) increase in accrued capital liabilities	(4,803,006)	586,642

Cash used in investing activities	(780,986)	(2,631,910)

Effect of foreign exchange on cash and cash equivalents	(1,329,621)	4,410

Net increase (decrease) in cash and cash equivalents	421,147	(419,960)
Cash and cash equivalents, beginning of period	1,139,592	565,266

Cash and cash equivalents, end of period	1,560,739	145,306

During the period ended March 31, 2008, the Company and its subsidiaries paid cash interest of $101 (2007 —$1,128,569) on the convertible note, cash interest of $nil (2007 — $28,459) on the revolving loan, and paid no cash taxes.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(in United States Dollars unless otherwise stated)
1.     GOING CONCERN UNCERTAINTY
The accompanying consolidated financial statements have been prepared on a going concern basis which presumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
During the three months ended March 31, 2008, the Company incurred a net loss of $927,800 (2007 — $3,456,047) and realized a positive cash flow from operating activities of $3,322,914 (2007 — positive cash flow of $817,152). Included in the net loss was a gain on sale of petroleum and natural gas properties of $2,307,194 (2007 — $nil). For the year ended December 31, 2007, the Company generated a net income of $10,539,797 and realized a negative cash flow from operating activities of $503,405.
At March 31, 2008, the Company had a consolidated working capital deficiency of $56,850,104 (December 31, 2007 — $48,996,421) and a stockholder’s deficiency of $14,425,684 (December 31, 2007 — $16,061,026). The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
The holders of the Company’s 10% Senior Subordinated Convertible Notes (the “Notes”) have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement and subsequent amendments, the Company has until June 3, 2008 to complete the credit facility to be offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $27 million of the outstanding Notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $13 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will also be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of the Company at an exercise price of $1.25 per share. Approximately $11 million of the notes will have a maturity date of one year from the date of closing and notes totaling approximately $6 million will mature two years from the date of closing.
During the year ended December 31, 2007, preferred shareholders of the Company agreed to an extension to the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement reduces the Company’s current cash requirement to redeem the preferred shares for $28,760,000 until 2010.
In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. The Company submitted a detailed plan to AMEX on May 22, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan has been approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that the Company does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through the Company either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing stockholders’ equity to at least $2,000,000.
Milestones in the plan submitted to AMEX that have been achieved include the sale of petroleum and natural gas properties which was completed on June 8, 2007, the acquisition of Caribou Resources Corp. (“Caribou”) which was closed on July 31, 2007, and the renegotiation of the terms of the preferred shares to extend the redemption provision to February 1, 2010 which was approved by the shareholders on July 30, 2007. The Company also completed drilling it had proposed in the plan and reported a profit for the year ended December 31, 2007. The refinancing of the Notes described above also fulfills a milestone within the Company’s plan. As a result of additional interest and extension fee in connection with the extensions of the Notes during the refinancing (note 7), as well as foreign exchange losses on currency retranslation not originally included in the Company’s plan, the Company incurred a net loss during the three months ended March 31, 2008. The Company is required to achieve profitability by October 13, 2008 as a further milestone to be accomplished.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
2.     NATURE OF OPERATIONS
JED is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States.
These interim consolidated financial statements have been prepared by the Company in conformity with general accepted accounting principles of the United States (“GAAP”) without audit, and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, on a basis that is consistent with the annual audited consolidated financial statements. All such adjustments are of a normal recurring nature or necessary in conformity with GAAP. These interim consolidated financial statements have been prepared using the same accounting policies as the audited consolidated financial statements for the year ended December 31, 2007 except for the new accounting policies as described in (a) below. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted in these interim consolidated financial statements which should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007 and the summary of significant accounting policies and notes thereto.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.
(a)     Changes in Accounting Policies
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities —Including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.
In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
(b)     Recent accounting pronouncements
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires companies with noncontrolling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The noncontrolling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Company does not expect this pronouncement to have a significant impact on our consolidated financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.
In March 2008, FASB issued Statement 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of
SFAS No. 133. The statement requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts and details of credit-risk-related contingent features in their hedged positions. The statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements. This statement is effective for fiscal years and interim periods beginning on or after November 15, 2008. Management does not expect the adoption of this statement to have a material impact on our results of operations or financial position.
3.     CASH AND CASH EQUIVALENTS
As at March 31, 2008, the Company had $1,560,739 (December 31, 2007 — $1,139,592) in cash and $nil (December 31, 2007 — $nil) in short-term, highly liquid securities.
4.     SETTLEMENT OF DRILLING CONTRACT
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party, whereby the Company advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the promissory note, the Company was to be provided with five dedicated drilling rigs for a period of three years. The advance was to be repaid to the Company through offsetting a portion of the drilling rigs daily charges made to the Company from the date of the rig delivery until repaid in full (“Daywork Agreements”).
On May 3, 2007, the loan agreement and the associated Daywork Agreements were cancelled. The advance was settled with a cash payment of Cdn$2,263,650 (US$1,950,103) from the arms length party to the Company, with the remaining balance owing of Cdn$2,263,650 (US$1,931,327) written off as of March 31, 2007. As a result of the termination of the agreements, no further obligations with respect to the Loan Agreement, Promissory Note, or Daywork Agreements on the drilling rigs existed for either the Company or the arms length party.
5.     DEFERRED FINANCING COSTS
As discussed in note 7, the Company issued a 10% senior subordinated convertible note in the amount of $34,475,000 on May 31, 2006. Related issuance costs consisting of legal, accounting and brokerage fees and brokers warrants are capitalized and amortized over the life of the notes.
During the three months ended March 31, 2008, in connection with the extension of the Notes described in note 7, the Company incurred an extension fee equal to 1% of the principal amount of the Notes. This extension fee is capitalized and amortized over the extension period.
6.     PROPERTY, PLANT AND EQUIPMENT
On January 25, 2008, the Company sold all of its petroleum and natural gas properties in the Candak Prospect area of North Dakota, U.S.A., to an arms-length third party for cash consideration of $3.5 million. As the sale resulted in a significant alteration in the relationship between the capitalized costs and proved reserves of petroleum and natural gas properties attributable to the cost center, a gain on sale has been recognized. The gain on sale of the properties amounted to $2.3 million.
On March 12, 2008, the Company acquired petroleum and natural gas properties in the State of Oklahoma, U.S.A. from an arms length third party in exchange for 2.8 million common shares of Company. The transaction was recorded based on the fair value of the properties acquired of $3.5 million which is also considered the fair value of the share consideration.
During the three months ended March 31, 2008, the cost of properties acquired in connection with the acquisition of Caribou on July 31, 2007 was increased by $341,995 to reflect subsequent transaction costs incurred by the Company relating directly to the acquisition.
During the three months ended March 31, 2008, general and administrative costs in the amount of $395,903 (2007 — $244,624) and stock-based compensation costs in the amount of $59,811 (2007 — $44,378) directly related to exploration and development activities, as well as interest of $588,127 (2007 — $nil) relating to unproved properties, were capitalized to petroleum and natural gas properties.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
At March 31, 2008, the Company had unproved petroleum and natural gas properties of $13.3 million (December 31, 2007 — $20.1 million) and salvage value of equipment of $1.4 million (December 31, 2007 — $1.6 million) that were excluded from the depletion calculation. The Company’s unproved properties at March 31, 2008 consisted of undeveloped land of $13.3 million and other unproved properties under development of $nil (December 31, 2007 — $11.0 million and $9.1 million, respectively).
During the three months ended March 31, 2008, the Company recorded depletion and depreciation expense relating to its petroleum and natural gas properties of $2,488,134 (2007 — $1,147,269).
7.     CONVERTIBLE NOTES PAYABLE
At March 31, 2008 and December 31, 2007, the carrying value of the Notes reflects the face value in the amount of $40,240,000 net of debt discount. Until February 1, 2008, the Notes beared interest at 10% per annum payable in quarterly installments. The Notes are convertible at the holders’ option into common shares at $10.37 per share for an aggregate total of 3,880,424 common shares. Upon breaches of a number of terms and conditions of the Notes, including a change of control event, the Company is required to immediately redeem the Notes for cash equal to 120% of the outstanding principal plus interest. The Notes originally matured on February 1, 2008, but the holders of the Company’s Notes have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement and subsequent amended agreement dated May 15, 2008 (note 17), the Company has until June 3, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $27 million of the outstanding Notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $13 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of the Company at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of one year from the date of closing and Notes totaling approximately $6 million will mature two years from the date of closing.
Interest on the convertible notes is payable at a rate of 10% per annum from January 1 to February 1, 2008, and at 2% per month from February 2, 2008 to June 3, 2008. All interest payable at March 31, 2008 remained outstanding while the convertible notes are undergoing restructuring. In connection with the extension of the maturity date of the Notes, an extension fee equal to 1% of the principal amount of the Notes is payable to the noteholders. The Company has also agreed to pay the noteholder’s legal fees in connection with the extension invoiced through May 15, 2008 not to exceed $175,000.
8.     ASSET RETIREMENT OBLIGATIONS
As at March 31, 2008, the estimated present value of the Company’s asset retirement obligation was $4,415,298 (December 31, 2007 — $4,793,177) based on an estimated undiscounted value of $7.8 million (December 31, 2007 — $7.8 million) determined using a credit-adjusted risk-free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend from 1 to 26 years into the future.
The following table describes the changes to the Company’s asset retirement obligations liability:

	2008	2007

	$	$

Asset retirement obligation, January 1	4,793,177	1,185,968
Liabilities incurred
Properties drilled during the year	12,110	29,907
Changes in estimates	(21,155)	—
Liabilities settled on abandonment of properties	(143,986)	—
Liabilities eliminated on dispositions	(126,290)	—
Accretion expense	89,261	21,591
Foreign exchange difference	(187,818)	—

Asset retirement obligation, March 31	4,415,298	1,237,466

9.     CONVERTIBLE REDEEMABLE PREFERRED SHARES
(a)     Authorized preferred shares
The Company has authorized an unlimited number of preferred shares, issuable in series.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
(b)     Series B Convertible redeemable preferred shares
As of March 31, 2008 and December 31, 2007, the Company’s outstanding convertible redeemable preferred shares consisted of Series B convertible redeemable preferred shares, as follows:

Series B convertible redeemable preferred stock, $16 stated value	Shares	Amount

		$

Balance, December 31, 2007	1,797,499	28,504,767
Amortization of share issue costs	—	30,628

Balance, March 31, 2008	1,797,499	28,535,395

Series B convertible redeemable preferred shares are non-voting and pay dividends at a rate of 10% per annum payable quarterly on the 15th day of the month following the end of each calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing fifteen day weighted average closing price immediately preceding the last day of the quarter. In addition, for the dividend payment for the quarter ended March 31, 2008, the shareholders were informed in anticipation of the Company closing its banking facility and being prohibited from paying that dividend in cash, the holders were given a second election to elect payment in common shares. The dividends for those holders who did not elect payment in common shares were not paid in cash on April 15, 2008, but have been accrued on the Company’s records for future payment in cash when the Company is permitted to do so.
The preferred shares are convertible to common shares at the holder’s option at a value of $3.50 per common share which would result in the issue of 8,217,143 common shares on full conversion. The preferred shares mature on February 1, 2010.
Upon a situation where the Company has undergone a change in control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the Preferred Shares.
When convertible equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivate instruments to be bifurcated. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount. To the extent that the fair values of any birfurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income. It was determined that the fair value of the embedded derivative of the Preferred Shares was $nil at issuance, and at March 31, 2008 and December 31, 2007. The carrying value of the preferred shares at March 31, 2008 reflects the $28,760,000 (December 31, 2007 — $28,760,000) face value of the equity instruments less share issuance costs of $1,085,235 (December 31, 2007 — $1,085,235) plus amortization of $860,630 (December 31, 2007 — $830,002).
10.     SHARE CAPITAL
(a)      Authorized common stock
The Company has authorized an unlimited number of common voting shares.
(b)      Common stock issued and outstanding
Common shares issued and outstanding as at March 31, 2008 and December 31, 2007 are summarized on the consolidated statements of stockholders’ deficiency.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
(c)     Net loss per common share
A reconciliation of the components of basic and diluted net income (loss) per common share is presented in the table below:

Three months ended March 31,	2008	2007

Basic and diluted

Loss attributable to common stock	$(2,876,180)	$(4,017,023)
Weighted average number of shares	24,470,300	14,967,354

Loss per common share	$(0.12)	$(0.27)

For the three months ended March 31, 2008 and 2007 all of the Company’s outstanding convertible redeemable preferred shares and notes, stock options and warrants had an anti-dilutive effect on per common share amounts and were therefore excluded from the calculation of the diluted loss per share.
(d)     Share purchase warrants
On June 12, 2006, the Company issued 10% convertible preferred shares and 10% senior subordinated convertible note. In conjunction with that offering, 156,250 share purchase warrants were issued as a placement agent’s fee. The Company assigned a fair value of the warrants granted of $920,737 based on the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

Risk-free interest rate	4.14%
Expected life	5 years
Contractual life	5 years
Expected volatility	44.0%
Estimated forfeitures	0%
Expected dividend yield	0%

The fair value of the warrants were allocated to the convertible preferred shares and to the convertible notes based on the percentage of the proceeds due to each security in relation to the total proceeds received. Of the total fair value of the warrants granted of $920,737, $285,428 and $635,309 was allocated to the convertible preferred shares and the convertible notes, respectively.
During the year ended December 31, 2006, 132,750 warrants were exercised into common shares of the Company.
On July 31, 2007, the Company amended the conversion price of 156,250 share purchase warrants from $16 to $11.86. On September 4, 2007 the Company further amended the conversion price of the same 156,250 share purchase warrants from $11.86 to $10.37. The share purchase warrants are now exercisable into an additional 54,543 and 28,900 common shares, respectively for a total of 358,193 common shares.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
(e)     Stock options
The following summarizes information concerning outstanding and exercisable stock options:

		Weighted
	Number	average
	of	exercise
	options	price

		$

Balance, January 1, 2008	1,792,500	3.82
Granted	60,000	3.50
Cancelled	(74,166)	17.06

Balance, March 31, 2008	1,778,334	3.61

Exercisable, March 31, 2008	858,835	3.73

The following table summarizes the stock options outstanding at March 31, 2008:

			Weighted
			average
			remaining
	Stock	Stock	contractual life
	Option	options	of stock options
Exercise price	Outstanding	exercisable	exercisable

$3.50	1,468,334	548,835	3.82 years
$3.67	280,000	280,000	0.84 years
$8.39	30,000	30,000	1.59 years

	1,778,334	838,835	2.77 years

At March 31, 2008, the 1,778,334 stock options outstanding (December 31, 2007 — 1,792,500) vest over periods from two years and 7 months to three years from the grant date in equal amounts and expire at various dates from 2009 through 2013. At March 31, 2008, the Company has a total of 1,778,334 (December 31, 2007 — 1,792,500) stock options reserved for issuance under the Stock Option Plan.
11.     STOCK-BASED COMPENSATION
The fair value of stock options granted during the three months ended March 31, 2008 was estimated to be $35,736 or $0.60 per option (2007 — $195,832 or $1.78) using the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

	2008	2007

Risk-free interest rate	3.43%	4.17%
Expected life	5 years	5 years
Contractual life	5 years	5 years
Expected volatility	90%	119%
Estimated forfeitures	20%	20%
Expected dividend yield	Nil	Nil

The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. The value of the options may be adjusted should estimated forfeitures change based on experience. Stock-based compensation expense for the three months ended March 31, 2008 of $179,433 (2007 — $131,297) was included in the consolidated statement of operations.
Stock-based compensation expense not yet recognized on unvested options at March 31, 2008 is $1,381,817 (December 31, 2007 — $1,658,616).
As at March 31, 2008, the exercise price of all of the Company’s outstanding options were in excess of the market price of the Company’s stock.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
12.     RELATED PARTY TRANSACTIONS
On August 1, 2004, the Company acquired 250,000 common shares of JMG Exploration Inc. (“JMG”) for cash consideration of $1,000,000. JMG became a public company by completing an initial public offering in 2005, and as at March 31, 2008, the Company’s ownership is approximately 4.65% (December 31, 2007 — 4.65%) with the Company and JMG having two common directors represented on each board.
JMG incurred losses that exceeded the value of the Company’s net investment and, as a result, the Company reduced its net investment in JMG to zero. As the Company has not guaranteed any obligations or is not committed to any further financial support, and since the Company no longer has a controlling interest in JMG, no additional equity losses on the JMG investment have been recorded as at March 31, 2008 and December 31, 2007.
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis. During the three months ended March 31, 2008, the Company charged JMG $nil (2007 — $200,588) in capital expenditures including overhead recovery and $45,206 (2007 — $73,946) in operating costs for wells operated by the Company where JMG was a joint venture partner. JMG did not charge the Company any amounts for capital expenditures or operating costs during the three months ended March 31, 2008 and 2007.
The total amount receivable from JMG at March 31, 2008 was $85,230 (December 31, 2007 — $68,202).
During the three months ended March 31, 2008, a corporation controlled by a director or officer of the Company paid the Company $591 (2007 — $nil) in office rent. There was no balance outstanding at March 31, 2008 and December 31, 2007.
The above transactions were conducted in the normal course of operation and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
13.     FINANCIAL INSTRUMENTS
(a)     Fair value of financial assets and liabilities
At March 31, 2008 and December 31, 2007, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from JMG Exploration Inc., accounts payable, interest payable on convertible note, preferred share dividends payable, revolving loan and convertible notes payable. The convertible notes are carried in the accounts of the Company at their face value of $40,240,000 less a debt discount net of amortization. The convertible notes came due at February 1, 2008 with extensions to June 3, 2008 (see note 1, 7 and 17). Since the convertible notes are not listed on a public market and cannot be traded, it is not practicable to estimate their market value. Unless otherwise noted, as at March 31, 2008 and December 31, 2007 there were no significant differences between the carrying amounts of these financial instruments and their estimated fair value.
(b)     Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, and accounts receivable. At March 31, 2008, the Company had its cash and cash equivalents with two banking institutions. The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with petroleum and natural gas industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.
(c)     Interest rate risk
At March 31, 2008 and December 31, 2007, the Company had no interest rate risk exposure.

(d)     Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents, convertible redeemable notes payable, and convertible redeemable preferred shares that are denominated in amounts other than the functional currency.
No forward foreign currency exchange contracts were in place at March 31, 2008 or December 31, 2007 to mitigate this exposure.
(e)     Petroleum and natural gas prices
The Company’s results of operations and financial condition are dependent on the prices received for its petroleum and natural gas production. Petroleum and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Company. Any decline in oil and natural gas prices could have a material adverse effect on the Company’s operations, financial condition, proven reserves and the level of expenditures of the development of its petroleum and natural gas reserves. The Company may manage the risk associated with changes in commodity prices and foreign exchange rates from time to time, by entering into oil or natural gas price hedges and forward foreign exchange contracts. To the extent that the Company engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counter parties with which it contracts.
At March 31, 2008 and December 31, 2007, the Company had no derivative financial or physical delivery contracts in place to mitigate this exposure.
14.     COMMITMENTS AND CONTINGENCIES
The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification. Accordingly, no provision has been made in these consolidated financial statements under the terms of the indemnification agreements.
The Company has received notification of a legal action against it by one of its note holders. In its complaint, the party has alleged a breach of a covenant of the convertible note and has claimed a right of redemption at 120% of the face value of the note plus interest. The claim totals $3,607,500 plus interest which includes the original face value of the note and an additional $607,500 which has not been booked as management of the Company does not consider that the action has merit and is vigorously defending against it.
Various of the Company’s petroleum and natural gas properties have had liens registered against them by suppliers totaling approximately $2.94 million in the normal course of business. There exists a possibility of additional liabilities for creditors of Caribou that may be secured by security superior to that of the security acquired by the Company.
During the year ended December 31, 2007, the Company experienced a well-site blow out. The Company subsequently received insurance payments for the related environmental clean-up costs. As of March 31, 2008, the Company expects any future costs not covered by the insurance payments to be paid by the seller of the defective equipment that caused the blow out.
In connection with the purchase of petroleum and natural gas properties in the state of Oklahoma, U.S.A. in exchange for the Company’s common shares (note 6), in the event that the volume weighted average closing price of the Company’s common shares traded through the AMEX ten trading days immediately preceding June 15, 2008 is less than $1.25 per share, the Company shall pay the seller of the properties on or before July 15, 2008 in cash the difference between the volume weighted average closing share price and $1.25 for the 2.6 million common shares issued.
As described in note 7, in connection with the extension of the maturity date of the Notes, an extension fee equal to 1% of the principal amount of the Notes is payable to the holders of the Notes. The Company has also agreed to pay the noteholder’s legal fees in connection with the extension invoiced through May 15, 2008 not to exceed $175,000.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
15.     SEGMENT DISCLOSURE
In late 2005, the Company commenced development activities in the states of North Dakota and Wyoming of the United States. At the end of 2007, activity was only occurring in the state of Wyoming. Analysis of results by operating segment (determined by geographic location):

For the three months ended March 31	2008	2007

	$	$

Petroleum and natural gas sales
Canadian Operations	9,640,147	3,040,109
U.S. operations	63,294	284,559

	9,703,441	3,324,668

Depletion, depreciation, and accretion
Canadian Operations	2,574,769	1,168,859
U.S. operations	2,626	65,115

	2,577,395	1,233,974

Net income (loss)
Canadian Operations [see (a) below]	(3,165,941)	(3,528,283)
U.S. operations [see (b) below]	2,238,141	72,236

	(927,800)	(3,456,047)

Capital expenditures
Canadian Operations	12,069,853	3,073,052
U.S. operations [see (c) below]	3,519,178	176,715

	15,589,031	3,249,767

	March 31,	December 31,
As at	2008	2007

	$	$

Total Assets (excluding intercompany balances)
Canadian Operations	86,411,709	31,370,498
U.S. operations	4,694,511	3,303,393

	91,106,220	34,673,891

(a)	Net income of the Canadian operations during the three months ended March 31, 2008 excluded interest capitalized on both Canadian and U.S. unproved petroleum and natural gas properties.

(b)	Net income of the U.S. operations during the three months ended March 31, 2008 included a gain on sale of assets of $2,307,194 (note 6).

(c)	Capital expenditures of the U.S. operations during the three months ended March 31, 2008 included the purchase of petroleum and natural gas properties in exchange for the Company’s common shares recorded based on the fair value of the properties acquired of $3.5 million (note 6).
16.     COMPARATIVE FIGURES
Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.
17.     SUBSEQUENT EVENTS
On April 30, 2008, the Company purchased 2,048 hectares of undeveloped land in the Steen River area of Northern Alberta, Canada, for an amount of Cdn$369,920.
On May 15, 2008, the Company entered into an amended agreement with the holders of the Notes to further extend the maturity date of the Notes. The Company now has until June 3, 2008 to complete the credit facility offered by a Canadian bank as described in note 7.